

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2013

<u>Via E-mail</u>
Mr. Yujin Wang
President, Chief Executive Officer, and Chief Financial Officer
China Rongxin Chemical Holding Group, Inc.
Room 2702, Building #3
Machangjiaolu Hualixinhuashidai
Jianghuanqu, Wuhan, Hubei, China

> **RE: China Rongxin Chemical Holding Group, Inc.**
> **Form 10-K for the Year Ended July 31, 2012**
> **Filed October 23, 2012**
> **File No. 0-54215**

Dear Mr. Wang:

We issued comments to you on the above captioned filing on July 25, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 1, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Erin K. Jaskot, Staff Attorney, at (202) 551-3442 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief